UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

- ☒ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update**
- ☐ **Form C/A: Amendment to Offering Statement**
- ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☐ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Name of issuer: Series I, LLC, a series of Real Estate Reserve, LLC
Legal status of issuer:

Form:	Series Limited Liability Company
Jurisdiction of Incorporation/Organization:	Delaware
Date of organization:	January 26, 2016

Physical address of issuer: 7939 Eagle Ranch Rd., Fort Collins, CO 80528
Website of issuer: realestatereserve.crowdfundmydeal.com
Is there a Co-Issuer   No

Name of intermediary through which the offering will be conducted: Crowdfund My Deal, LLC
CIK number of the intermediary: 0001961869
SEC file number of intermediary: 007-00399
CRD number, if applicable, of intermediary: 325305

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Onboarding fee of $1,500, monthly technology fee of $299 per month, and 2% of proceeds raised in this offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered:	Class A series membership interests
Target number of securities to be offered:	500
Price (or method for determining price):	$1,000.00
Target offering amount:	$500,000.00

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [X] First-come, first-served basis

☐ Other – provide a description:

Maximum offering amount (if different from target offering amount): $5,000,000.00

Deadline to reach the target offering amount: May 6, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets:	Most recent fiscal year-end:	1,300	Prior fiscal year-end:	0
Cash & Cash Equivalents:	Most recent fiscal year-end:	1,300	Prior fiscal year-end:	0
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	11,080	Prior fiscal year-end:	0
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	-11,080	Prior fiscal year-end:	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	North Carolina	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD		Quebec	A8
X	Kentucky	KY	X	Tennessee	TN		Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX		Yukon	B0
X	Maine	ME	X	Utah	UT		Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Series I, LLC a series of Real Estate Reserve, LLC
_____
(Issuer)

/s/ Glenn Ribble, Manager
_____
Signature and Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Glenn Ribble
_____
(Signature)

Manager, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer
_____
(Title)

May 8, 2025
_____
(Date)

EXHIBIT A TO FORM C – OFFERING STATEMENT

SERIES I, LLC, A SERIES OF REAL ESTATE RESERVE, LLC

Target Offering Amount of $500,000.00
Maximum Offering Amount of $5,000,000.00

Series I, LLC (the "**Company**," "**we**," "**us**", or "**our**"), a series of Real Estate Reserve, LLC, a Delaware series limited liability (the **"Parent Company"**), is offering a minimum amount of $500,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000.00 (the "**Maximum Offering Amount**") of the Company's Class A series membership interests (the "**Securities**" or **"Class A Series Interest(s)"**) at a price of $1,000.00 per Interest (this **"Offering"**). The minimum amount that an investor may invest in the Offering is $5,000.00 to acquire Class A Series Interests, which is subject to adjustment in the Company's sole discretion. We must raise an amount equal to or greater than the Target Offering Amount by May 6, 2026 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

	Price to Public	Selling Commissions	Proceeds to Company
Price Per Class A Series Interest	$1,000.00	$20.00	$980.00
Target Offering Amount	$500,000.00	$10,000.00	$490,000.00
Maximum Offering Amount	$5,000,000.00	$100,000.00	$4,900,000.00

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL

SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is May 8, 2025.

TABLE OF CONTENTS

ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. Capitalized terms in this summary not defined shall have the meanings set forth in the Company's Operating Agreement. To understand this Offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refer to Series I, LLC, a series of Real Estate Reserve, LLC, a Delaware series limited liability, together with our wholly and majority owned subsidiaries. Capitalized terms not defined in this Offering Statement shall have the meaning set forth in the Operating Agreement of the Parent Company attached as Exhibit C.

Series LLC Structure

The Parent Company was formed in Delaware on January 26, 2016 as a series limited liability company, and the Company (Series I) was designated as the first series of the Parent Company. The Company was designated for the purpose of acquiring, improving, and reselling real property.

The Parent Company may establish separate series of the Parent Company. Your ownership in the Company (Series I) is for that series only and does not represent ownership in the Parent Company or any other series designated by the Company or their assets.

If any fees, costs and expenses of the Parent Company are not allocable to a specific series, they will be borne proportionately across all of the series of the Parent Company (which may include future series to be issued).

Capital Structure

The Company is authorized to issue two classes of series interests, which includes Class A, and Class B series interests (the "Series Interests"). Persons holding Series Interests are known as series members ("Series Members"). The Company is authorized to issue as many Series Interests as needed to fund its operations, as determined in the sole discretion of Glenn Ribble, the manager of the Company (the "Manager"). The Company intends to issue 5,000 Class A Series Interests through this Offering. As of the date of this Offering Statement, no Class A Series Interests and 100 Class B Series Interests are issued and outstanding. The Class B Series Interests have been issued to Glenn Ribble, the Manager of the Company and the manager of the Parent Company. Only Class A Series Interests will be issued through this Offering.

Management

Glenn Ribble is the Manager of the Company and the manager of the Parent Company and shall manage all Company assets and operations and perform all other duties prescribed for in our amended and restated series designation dated May 7, 2025, as may be amended from time to time (the "Series Designation"), and in the operating agreement of the Parent Company (the "Operating Agreement"), attached to this Offering Statement as Exhibit D and Exhibit C, respectively. No other person shall have any right or authority to act for or bind the Company or the Parent Company except as permitted in our Series Designation and the Operating Agreement or as required by law. Our Manager will have no personal liability for the obligations of the Company and he may not be removed by investors.

Distributions

The amount and timing of cash the Company distributes, if there is any, shall be determined by the Manager. If any Series Member requires a distribution of all or any portion of the member's share of Company profits in order to pay the member's federal or other taxes on the member's share of these profits for any taxable year, the Company may, to the extent that its financial condition reasonably permits, make this distribution on a timely basis. Distributions will be made in proportion to the ownership percentages of Series Interests of each Series Member in the in the Company (the "Percentage Interest"), as of the date of distribution, unless agreed otherwise by the unanimous vote of the Series Members. The Company may reinvest proceeds from the sale or refinance of a property into additional Company assets. Only the original amount of Offering Proceeds invested into the asset ("Investor Capital") will be reinvested. Furthermore, prior to the sale, refinance or other disposition of a real estate asset of the Company (a "Capital Transaction"), Series Members may make a request to withdraw from the Company. If approved by the Manager, such withdrawal will be effective upon the next distribution of Distributable Cash resulting from a Capital Transaction. See "Description of Securities" on page 35 for more details regarding withdrawal.

Voting

Investors acquiring Class A Series Interests will not have voting rights and have no power to influence the management of the Company. Only Class B Series Interests entitle a Series Member to vote and all such interests are held by our Manager.

Transfer Restrictions

The Series Designation incorporates the transfer provisions of the Operating Agreement (attached as Exhibit D), which contains significant restrictions on transfers that apply to the Series Interests of the Company. A transferring Series Member may not voluntarily sell, transfer, encumber, assign, or otherwise dispose of any of their Series Interests without first offering to sell the Series Interests to the Company and the Series Members. See "Description of Securities" section on page 35 describing the right of first refusal process. In addition, no transfer shall be recognized unless the following conditions are satisfied:

- The transfer shall not of itself cause the Company to be in default under any indebtedness of the Company;

- The transfer shall not violate any federal or state securities law;

- The transferring member shall deliver to the Company a fully executed written agreement of assignment that sets forth the name, address, and taxpayer identification number of the transferee, and the terms of such transfer, provided such terms shall not conflict with any provision of the Series Designation or Operating Agreement; and

- If any Series Member is a closely held corporation, or is an unincorporated association or partnership, the transfer, assignment or hypothecation of any stock or interest in such corporation, association or partnership in the aggregate in excess of 50% shall be deemed an assignment or transfer within the meaning of the Series Designation and Agreement, except as provided in Section 14.5 of the Agreement.

A Series Member may transfer all or part of its Series Interests in the Company, without complying with the right of first refusal, to:

- The Company;

- Any other existing Series Member; and

- To a revocable living trust for the benefit of the Series Member to the extent permitted by local law; provided that the trustee shall hold such Series Interest subject to the terms of the Series Designation and Operating Agreement.

Furthermore, as our Series Interests are not registered under the Securities Act, transfers of our interests may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our interests, and none is likely to develop in the future.

Risk Factors

The following is a summary of the material risks related to the Securities being offering.

Risks Related to the Company's Business
- The Company will be subject to those general risks relating to the development, ownership and operation of real estate. The Company's economic success will depend primarily on its ability to improve and quickly sell the properties it acquires.

- Illiquidity of real estate investments could significantly impede the Company's ability to respond to adverse changes in the performance of the properties and harm our financial condition.

- Entitling and reselling real property involves significant risks that can impact financial returns, timelines, and marketability.

- We may not be successful in identifying suitable real estate properties or other assets that meet our investment criteria, or consummating acquisitions or investments on satisfactory terms.

- Real estate construction involves various risk factors that can impact the successful completion and profitability of a project including market risk, financial risk, construction and design risk, environmental risk, political risk, and technology risk.

- The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the Company's investors.

- The failure of a property to be sold at a profit would most likely preclude our investors from realizing an attractive return on their interest ownership

- Investors have no voting rights. Only Series Members holding Class B Series Interests have voting rights in the Company. Our Manager holds all the voting rights in the Company. Investors who acquire Class A Series Interests in this Offering will have no ability to influence the governance of the Company.

- The Manager of the Company cannot be removed.

Risks Related to the Offering

- The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

- Although the Company will generally invest the net proceeds of the Offering into purchasing, developing, improving, and repositioning the properties, our Manager has broad discretion in how to utilize them.

- Potential breach of the security measures of our investment platform could have a material adverse effect on the Company.

- The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached.

- This Offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

- The Target Offering Amount is insufficient to fund the Company's planned business operations.

- The Subscription Agreement has a forum selection provision that requires disputes to be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

- When investing with the Company and signing the Subscription Agreement, in any dispute with the Company, investors agree to waive the right to trial by jury.

Risks Related to the Securities

- Any valuation of the Company is subject to significant uncertainty.

- The purchase of Series Interests is a speculative investment.

- The securities acquired in this offering may be significantly diluted as a consequence of other equity financings.

- The purchase prices for the Series Interests have been arbitrarily determined.

- There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

- Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect.

<u>The Offering</u>

We are offering a Target Offering Amount of $500,000.00 and a Maximum Offering Amount of $5,000,000.00 in Interests of the Company. Interests are being sold in this Offering for $1,000.00 per Interest. The minimum investment amount is $5,000 to acquire Class A Series Interests. If the Target Offering Amount has not been raised by the Offering Deadline of May 6, 2026, this Offering will be terminated, and investor funds will be returned without interest or deduction.

In order to purchase the Securities, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

   (i)   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

   (ii) Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

   (iii) For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Series Interests are being offered on a "best efforts" basis. We have engaged Crowdfund My Deal, LLC as our Regulation CF intermediary ("Intermediary"). All Offering proceeds will be held in an escrow account with Luminate Bank ("Escrow Facilitator") until the closing of such funds. Once we have raised the Target Offering Amount, the Company has sufficient funds to acquire the Property (from all sources), and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

MANAGEMENT AND KEY PERSONS

The Company operates under the direction of our Manager, Glenn Ribble, who are responsible for directing the operations of our business, directing the day-to-day affairs, and implementing the investment strategy of the Company. The Manager is not required to devote all of their time to our business and is only required to devote such time to our affairs as his duties require. The Manager is listed below along with all positions and offices held at the Company and his previous occupation and employment responsibilities.

Name	Position and Offices Held	Term of Office	Hours
Glenn Ribble	Manager of Company and Parent Company	November 2016 - Present	Full Time

Glenn Ribble:

Title: Real Estate Agent
Company: EmpowerHome Team
Dates of Service: 2004 - Present
Responsibilities: Working as a Real Estate Agent for a Colorado Team producing in excess of $129,741,729 closing volume and a national team producing in excess of $894,776,941 volume with less than 12 offices.

Title: Manager
Company: Ribble Real Estate LLC
Dates of Service: November 2004 - Present
Responsibilities: Personal real estate investment over last five (5) years includes acquisitions of real estate valued at $5,022,700 and dispositions totaling $5,498,250 creating approximately $990,000 of additional market value. Ribble Real Estate LLC presently holds $3,425,000 marked to market real estate with equity of $1,468,700 for future disposition.

Title: Managing Member

Company: Real Estate Reserve LLC, a Delawares series limited liability company
Dates of Service: January 2016 - Present
Responsibilities: Professional real estate investment totaling $4,924,000 has been disposed over the last five (5) years using all private equity and creating net equity of $1,683,000. Included was a Colorado 147 offering. Real Estate Reserve LLC presently holds $3,750,000 of real estate investment with a marked to market equity value of $2,884,600.

Indemnification

Indemnification is authorized by the Company to organizers, members, managers, officers, employees, or agents acting in their professional capacity pursuant to Delaware law and the Company's Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to a criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. See Article 16 of the Operating Agreement attached as Exhibit D for further details. To the extent that the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to the public policy and therefore unenforceable.

PRIOR PERFORMANCE

Prior Performance is Not Indicative of Future Results

The Company is managed by Glenn Ribble. Over the last 10 years, Mr. Ribble has sponsored one program located in Golden, Colorado. The program involved a residential construction property. The aggregate purchase price for the property is $220,000. The program had investment objectives similar to that of the Company. The program raised approximately $230,000 from nine investors. The property was sold prior to the commencement of this Offering. The property was purchased with all cash. No financing was used. Please review Prior Performance Table VI below for additional details on this acquisition.

Because of these similarities, investors who are considering purchasing securities from the Company might find it useful to review information about this program. Of course, prospective investors should bear in mind that prior performance does not guarantee future results. The fact that a prior program has been successful (or unsuccessful) does not mean the Company will experience the same results.

The program described above has not had any major adverse business developments or conditions that would be material to investors in the project being pursued by the Company.

Prior Performance Tables

We are providing a number of tables that illustrate the results of the program described above:

Table	Projects Included in Table	Purpose and Subject Matter
I. Experience Raising Funds	Projects the offering of which closed within the last three years.	Provides information concerning the offerings themselves, including how the offering proceeds were deployed.
II. Compensation to Sponsor	Projects from which the Sponsor received compensation during the last three years.	Describes all compensation paid to the sponsor within the last three years, whether in the form of management fees
III. Operating Results	Projects the offering of which closed within the last five years.	Sets forth the annual operating results of the Projects included.
IV. Completed Projects	Projects completed (no longer own properties) within the last five years.	Summarizes the results of the Projects included, including the return to Project investors.

V. Sales of Property	All Projects that have sold property within the last three years.	Summarizes the result of property sales.
VI. Purchases of Property	Purchases of property within the last three years.	Summarizes each property purchase, including number of units, purchase price, and financing.

Table I – Manager Experience (unaudited) - sets forth the Manager's historical experience for programs the offering of which closed in last three years (include similar and dissimilar projects unless you have 5 similar projects. You can group dissimilar projects by similar investment objectives. Similar projects to be completed on aper project basis - add a column for each project):

	Golden, CO
Dollar Amount Offered	500,000
Dollar Amount Raised	230,000
Less Offering Expenses:	
Commissions and Discounts	0
Organizational Expenses	5,625
Other (due diligence costs for the property)	96,402
Reserves	
Percent available for investment	100%
Acquisition Costs	
Prepaid Items and Fees	0
Cash Down Payment	0
Acquisition Fees	254
Other (explain)	N/A
Total acquisition cost	220,254
Percent Leverage of underlying real estate investment (mortgage financing divided by total acquisition cost)	0
Date Offering Began	9/11/2020
Length of Offering (in months)	18
Months to Invest 90% of amount available (measured from beginning of offering)	3

Table II- Managers Compensation (unaudited)- summarizes the compensation the Manager received from the projects the offering of which closed during the most recent three years (include similar and dissimilar projects unless you have 5 similar projects. You can group dissimilar projects by similar investment objectives. Similar projects to be completed on aper project basis - add a column for each project):

	Golden, CO
Date Offering Commenced	9/11/2020
Dollar Amount Raised	$230,000
Amount paid to sponsor from proceeds of Offering:	
Underwriting Fees	0
Acquisition Fee	0
--- real estate commissions	0
--- advisory fees	0
--- other (identify and quantify)	0
Other(Add note explaining)	0
Dollar Amount Generated from Operations before Deducting Payments to Sponsor:	0
Amount paid to sponsor from operations:	0
Property Management Fees	0
Partnership (Asset) Management Fees	0
Reimbursements (e.g., Due Diligence Expense)	$102,027
Leasing Commitments	0
Other (identify and quantify)	0
Dollar amount of property sales and refinancing before deducting payments to sponsor	$550,000
Cash	0
Notes	0
Amount paid to sponsor from property sales and refinancing:	
Real Estate Commissions	$8,250
Incentive Fees	0
Other (identify and quantify)	0

Tables III – Operating Results of projects the offering of which closed within last 5 years (unaudited) (include similar and dissimilar projects unless you have 5 similar projects. You can group dissimilar projects by similar investment objectives. Similar projects to be completed on aper project basis - add a column for each project):

Golden, CO	Year 1
<u>Gross Revenues:</u>	$514,911
Profit on sale of properties	$294,657
Less: Operating expenses	$0
Less: Interest expense	$0
Less: Depreciation	$0
<u>**Net income- GAAP Basis**</u>	$294,657
Taxable Income from operations	$0
Taxable income from gain on sale	$179,803
<u>**Cash Flow:**</u>	<u>$0</u>
Cash generated from operations	$0
Cash generated from refinancing	$0
Cash generated from sales	514,911
Less: Cash distributions from operating cash flow	$0
Less: Cash distributions from sales and refinancing	$409,803
Less: Cash distributions from other	$0
Cash generated (deficiency) after cash distributions	$95,108
Less: Special items (not including sales and refinancing) (identify and quantify)	$0
Cash generated (deficiency) after cash distributions and special items	$0
<u>Tax and Distributions Data Per $1,000 Invested:</u>	
Federal Income Tax Results: Ordinary income(loss) from operations	$0
Federal Income Tax Results: Ordinary income (loss) — from recapture	$0
Capital gain loss	$71.92
Cash Distributions to Investors Source (on GAAP basis) – Investment Income	$128.08
Cash Distributions to Investors Source (on GAAP basis)	-
- **Investment Income**	$200.00
- **Return of Capital**	$1,000.00
Source (on cash basis) - Sales	$200.00
Source (on cash basis) - Refinancing	$0
Source (on cash basis) - Operations	$0
Source (on cash basis) - other	$0
Amount (in percentage terms) remaining invested in project properties at the end of the last year reported in the Table (original total acquisition costs of properties retained divided by original total acquisitions cost of all properties in project).	0%

Table IV- Results of Completed Projects (unaudited) - Summarizes projects that have been completed (all properties sold) in the last five years (include similar and dissimilar projects unless you have 5 similar projects. You can group dissimilar projects by similar investment objectives. Similar projects to be completed on a per project basis - add a column for each project):

Project Name: Golden, CO	
Dollar Amount Raised	$230,000
Number of Properties Purchased	1
Date of Closing of Offering	12/14/2020
Date of First Sale of Property	12/14/2020
Date of Final Sale of Property	3/8/2022
Tax and Distribution Data Per $1000 Investment Through…	
Federal Income Tax Results:	
Ordinary income (loss)	$0
Ordinary income (loss) —from operations	$0
Ordinary income (loss) —from recapture	$0
Capital Gain (loss) (*note 60% capital gain exclusion*)	$200.00
Deferred Gain (*explain in a note deferred capital gain*)	$0
Capital	$71.92
Ordinary	$128.08
Cash Distributions to Investors	
Source (on GAAP basis)	
—Investment income	$200.00
—Return of capital	$1,000.00
Source (on cash basis)	
—Sales	$1,200.00
—Refinancing	$0
—Operations	$0
—Other	$0
Receivable on Net Purchase Money Financing *	$0

* *Note that the terms of notes taken back and annual payments and the fact that the amounts are face amounts and do not represent discounted current value.*

Table V – Sales or Disposals of Properties (unaudited) – Summarizes properties sold within last three years by programs which have a similar investment objective on a per project basis:

Golden, CO	
Date Acquired	12/14/2020
Date of Sale	3/8/2022
Sales price, net of closing costs and GAAP adjustments	$514,911
Cost of properties, including closing and soft costs	$322,281
Cash received net of closing costs	$192,631
Mortgage balance at time of sale	$0
Purchase money mortgage taken back by program	$0
Adjustments resulting from application of GAAP	$0
Total	$192,631
Original mortgage financing	
Total acquisition cost, capital improvement closing and soft costs.	$322,281
Excess (deficiency) of property operating cash receipts over expenditures	$0

TABLE VI – Acquisition of Properties (unaudited) - Summarizes the purchase of property within last three years acquired by programs with similar investment objectives:

12905 W 24th Place	
Name, location, type of property	12905 W. 24th Place, Golden, CO (land)
Gross Leasable space (sq. ft.) or # of units and total square feet of units	None
Date of Purchase	12/14/2020
Mortgage financing at date of purchase	None
Cash down payment	None
Contract purchase price plus acquisition fee	220,000
Other cash expenditures expensed	None
Other cash expenditures capitalized	$254
Total Acquisition Cost	$220,254

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company is authorized to issue two classes of Series Interests, which includes Class A and Class B. The Company is authorized to issue as many Class A Series Interests as needed to fund its operations, as determined in the sole discretion of the Manager. Only Class A Series Interests are being sold in this Offering.

Outstanding Interests

As of the date of this Offering Statement, no Class A Series Interests and 100 Class B Series Interests are issued and outstanding. They have been issued to our Manager.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have outstanding options, safes, convertible notes, or warrants.

Outstanding Debt

As of the date of this Form C, the Company has no outstanding debt.

Previous Offerings of Securities

The Company has not conducted any previous offerings of securities other than issuing Class B Series Interests to its Manager and founder for services provided.

Principal Security Holders

Our Manager currently holds all of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power.

DESCRIPTION OF BUSINESS

Description of the Business

The Company's business plan focuses on the acquisition of four property categories throughout the United States. The Company will supplement this Offering as properties are acquired during the term of this Offering.

Single-Family Residential Property: The Company intends to acquire distressed suburban and rural single-family residential properties which it will remodel to improve function and aesthetic for immediate resale at completion. Acquisitions will generally range in price from $350,000 to $750,000 with anticipated costs to hold, remodel, and sell between $50,000 to $3500,000, depending on the level of distress. Turnaround time is planned to be one to two quarters.

Unimproved or Improved Land: The Company intends to acquire suburban and rural unimproved and/or improved land, which is presently improperly zoned, under-utilized, or distressed for the purpose of rezoning, re-characterizing, subdividing, or improving such land for immediate resale. Acquisitions will generally range from $250,000 to $2,000,000 and costs to hold, reconfigure, and sell will be in the range of $25,000 to $500,000 with project completion targeted within one to two years.

Multi-Family Property: The Company intends to acquire presently distressed, inadequately managed, under-utilized, or undercapitalized for the purpose of remodeling, and or repositioning for immediate resale. Probable acquisitions will generally range from $750,000 to $5,000,000 and costs to hold, remodel, and sell will be in the range of $100,000 to $1,500,000 with project completion targeted within nine months to two years.

Improved Residential Lots: The Company intends to acquire improved residential lots for the purpose of constructing affordable concrete/cementitious based exterior to create fire resistant housing. Probable acquisitions will generally range from $50,000 to $150,000 and improvements are estimated to be in the range of $200,000 to $750,000 with project completion targeted within three quarters.

Market Analysis

In the single-family residential sector, "value-add" refers to an investment strategy focused on acquiring properties with identifiable deficiencies that can be corrected to increase both rental income and capital appreciation potential. The single-family residential (SFR) value-add investment strategy represents an accessible and potentially lucrative approach in today's real estate market. By strategically acquiring underperforming detached homes, implementing targeted improvements, real estate investors can generate returns significantly exceeding market averages. This approach offers distinct advantages. It leverages the growing demand for single-family homes, creates value irrespective of broader market conditions, and allows for flexible exit strategies.

As of early 2025, the U.S. housing market remains ripe for value-add opportunities in the single-family home sector, particularly in secondary and tertiary markets. According to the National Association of Realtors (NAR), markets in the South and Midwest are experiencing sustained demand from both buyers and renters, making them prime targets for renovation-focused investment strategies (NAR, 2024). Homes built before 1980, which make up a significant portion of the existing inventory in these areas, often require cosmetic and structural upgrades, creating a clear path for value enhancement.[1]

The current high-interest rate environment has moderated overall homebuying activity, which benefits investors with access to capital or creative financing. Freddie Mac reports that mortgage rates averaged 6.6% in Q1 2025, slowing price growth and reducing competition among owner-occupants (Freddie Mac, 2025).[2] This shift has resulted in longer days on market and more price flexibility, particularly for older, outdated properties that don't appeal to traditional buyers. Investors are taking advantage of this market softening to negotiate favorable deals on homes with clear potential for value improvement through renovations like kitchen upgrades, layout reconfigurations, and energy-efficient improvements.

Policy changes are also boosting the feasibility of value-add strategies. States like California and Washington have enacted legislation that eases restrictions on accessory dwelling units (ADUs), allowing investors to increase both the functionality and income potential of single-family properties (California Department of Housing and Community Development, 2024).[3] Meanwhile, cities across the U.S. are adjusting zoning laws to support higher-density housing and infill redevelopment. These shifts, coupled with the persistent housing shortage—estimated at 3.2 million units nationwide by Up For Growth (2024)[4]—underscore the long-term upside for investors who can add value through thoughtful renovations and property enhancements.

Typical Single-Family Value-Add Opportunities:

Cosmetic Renovations: Properties requiring updating of finishes, fixtures, and aesthetics without major structural work

Functional Obsolescence: Homes with outdated floor plans or features that can be reconfigured to meet modern preferences

Deferred Maintenance: Properties suffering from neglect but with sound fundamental structures

Lot Optimization: Properties with underutilized land that can accommodate additions or accessory dwelling units (ADUs)

Single-Family Housing Shortage

Over the past two years, the U.S. housing market has faced significant supply constraints, leading to a pronounced shortage of available homes. In 2023, existing home sales dropped to 4.09 million units, marking the lowest annual level since 1995[5]. This decline was largely attributed to a limited number of existing homes being put on the market, coupled with insufficient new construction. By January 2024, the inventory of existing homes available for purchase

---

[1] Source: National Association of Realtors (2024). *2024 Housing Market Outlook.*
[2] Source: Freddie Mac (2025). *Primary Mortgage Market Survey – Q1 2025*
[3] Source: California Department of Housing and Community Development (2024). *Accessory Dwelling Unit Handbook*
[4] Source: Up For Growth (2024). *Housing Underproduction in the U.S.*
[5] Source: https://hbsdealer.com/report-us-housing-shortfall-approaches-4-million

had decreased to 1.1 million, down from 1.49 million in March 2020. This persistent underproduction has resulted in a housing supply shortfall approaching 4 million units.[6]

In 2024, there was a modest increase in housing completions, reaching 1.6 million—the highest level in nearly two decades. This uptick was driven by gains in both single-family and multi-family construction. However, despite this progress, the U.S. still faced a supply shortfall of 3.8 million homes by the end of the year, representing the third-largest annual gap since 2012. At the 2024 pace, closing this gap would take approximately 7.5 years, with significant regional disparities: the South could catch up in 3 years, the West in 6.5 years, the Midwest in 41 years, and the Northeast making little to no progress.[7]

This persistent supply-demand imbalance creates a favorable environment for SFR investments, supporting home values.

Region	Single-Family Housing Deficit	Annual Construction vs. Need	Price Impact (5-yr)
West	1.2 million units	Meeting 62% of demand	+28.4%
South	1.0 million units	Meeting 78% of demand	+32.1%
Northeast	0.8 million units	Meeting 53% of demand	+24.7%
Midwest	0.8 million units	Meeting 67% of demand	+19.3%

Source: Freddie Mac Housing Supply Research (2023), National Association of Realtors (2023)

Aging Single-Family Housing Stock

America's single-family housing stock continues to age, creating substantial opportunities for value-add investments. According to the U.S. Census Bureau (2023), the median age of owner-occupied single-family homes in the United States is 41 years, with approximately 40% of the SFR stock built before 1970. Aging homes frequently require significant updating to meet contemporary Buyer expectations, creating ideal conditions for value-add strategies.

Evolving Housing Preferences Post-Pandemic

The COVID-19 pandemic accelerated several key housing trends that disproportionately benefit the single-family sector:

- Increased demand for dedicated home offices
- Greater premium placed on private outdoor space
- Growing preference for homes in suburban and exurban locations
- Rising demand for additional space for multi-generational living[8]

In the Zillow Consumer Housing Trends Report (2023), 67% of occupants now list private outdoor space as "very important" (up from 47% pre-pandemic), and 58% place high importance on dedicated workspace within the home.

---

[6] Source: https://www.almanacnews.com/housing/2024/04/03/lack-of-housing-supply-pulled-national-home-sales-to-lowest-level-in-28-years-in-2023-will-2024-be-a-repeat/

[7] Source: https://hbsdealer.com/report-us-housing-shortfall-approaches-4-million

[8] Source: National Association of Home Builders (2023). COVID-19's Lasting Impact on Housing Preferences. https://www.nahb.org

Multiple Value Creation Levers

SFR value-add investments offer diverse pathways to returns beyond time driven market appreciation. Single-family value-add strategies have demonstrated compelling returns compared to other real estate investment approaches.

Governmental Regulation

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change. We will also be subject to federal state and local laws that affect property ownership generally, including zoning regulations, environmental laws, certificates of occupancy limitations, and laws related to accommodations for persons with disabilities. This includes but is not limited to laws and regulations related to the Americans with Disabilities Act ("ADA"), discrimination, employees, and government taxes. Failure to comply with the ADA, employment laws, and tax laws can expose a company to significant legal, financial, and reputational risks. Noncompliance with the ADA, such as failing to provide reasonable accommodations for employees with disabilities, can lead to lawsuits, government fines, and negative publicity. Violating employment laws—such as wage and hour regulations, anti-discrimination policies, or workplace safety requirements—can result in penalties, employee lawsuits, and even criminal charges in severe cases. Similarly, failing to adhere to tax laws, whether through incorrect reporting, underpayment, or misclassification of employees as independent contractors, can trigger audits, fines, and potential legal action from tax authorities. Beyond financial and legal consequences, these violations can damage the Company's reputation, harm employee morale, and lead to increased scrutiny from regulators, ultimately impacting long-term business sustainability.

Litigation

The Company is not subject to any current litigation or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

<u>Risks Related to the Company's Business and Industry</u>

If our Company fails to retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on the Company to retain the services of our Manager. Our future also depends on the continued contributions of the Manager and other executive officers or other key personnel which the Company may hire, each of whom could be difficult to replace.

The Company has limited history for investors to evaluate.

The Company was formed in 2016 but has limited operating history for investors to review and has not generated any revenues upon which prospective investors may evaluate its performance. No guarantee can be given that the Company will achieve its investment objectives.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Series Interests.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

The Company will be subject to those general risks relating to the ownership of real estate.

The Company will be subject to those general risks relating to the development, ownership and operation of real estate. The Company's economic success will depend primarily on its ability to improve and quickly sell the properties it acquires. Fluctuations in operating expenses and tax rates can adversely affect operating results or render the sale or refinancing of a property difficult or unattractive. Certain expenditures associated with the properties will be fixed (principally mortgage payments, if any, and real estate taxes) and will not necessarily decrease due to events adversely affecting the Company's income from the operation of the properties. No assurance can be given that certain assumptions as to the future profits from such operations will be accurate, since such matters will depend on events and factors beyond the Company's and the Manager's control. These factors include, among others:

- adverse changes in local and national economic conditions;

- changes in the financial condition of buyers and sellers of similar properties;

- changes in the availability of debt financing and refinancing;

- changes in the relative popularity of the properties and in real estate as an investment class;

- changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing capital improvement and repair requirements;

- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

- physical destruction and depreciation of property and equipment;

- damage to and destruction of the properties, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

The economic success of an investment in the Company is expected to primarily depend upon the Company's ability to acquire, reposition and improve, and quickly sell the properties it acquires.

The Company does not intend to hold properties in order to generate income. The Company's business plan is primarily focused on improving and repositioning properties within one to two years, with some being sold within nine months or less from the date of acquisition. One of the biggest risks is market volatility—property values can decline due to economic downturns, interest rate hikes, or changes in local demand, potentially leading to losses instead of profits. Additionally, renovation costs can exceed initial estimates due to unforeseen issues like structural damage, plumbing failures, or zoning complications. If the project takes longer than expected, holding costs such as mortgage payments, property taxes, and utilities can quickly add up, eating into potential profits.

The economic success of an investment in the Company could depend in part upon the results of operations of the properties, some of which are outside the Company's control.

While the Company does not intend to hold the properties as income producing properties, it could be forced to if it is unable to promptly sell one or more properties. In such a case, some of the properties will be subject to those risks typically associated with investments in real estate that produce income based on occupancy and room rental revenues. Fluctuations in vacancy rates, room rates, and operating expenses can adversely affect operating results. No assurance can be given that certain assumptions as to the future levels of occupancy of the properties, future room rate appreciation, future cost of capital improvements, or future cost of operating the properties will be accurate since such matters will depend on events and factors beyond the control of the Company. Such factors include vacancy rates for properties similar to the property, financial resources of customers, room rate levels near the properties, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, and other risks.

The profitability of the properties is uncertain.

We intend to invest in properties selectively. Investment in real estate entails risks that investments will fail to perform in accordance with expectations. In undertaking these investments, we will incur certain risks, including the expenditure of funds on, and the devotion of management's time to, transactions that may not come to fruition. Additional risks inherent in real estate investments include risks that the properties will not achieve anticipated sales price, and costs of improvements may prove inaccurate.

Illiquidity of real estate investments could significantly impede the Company's ability to respond to adverse changes in the performance of the properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell the properties in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for the properties, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations, or fiscal policies of jurisdictions in which the properties are located. The Company may be unable to realize its investment objectives by sale, other disposition, or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. An exit event is not guaranteed and is subject to the Manager's discretion.

Rising expenses could reduce cash flow and funds available for future investments.

The properties will be subject to increases in real estate tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses. If the Company is unable to sell the properties quickly, the Company would be required to pay those costs which could adversely affect funds available for future cash distributions.

Entitling and reselling real property involves significant risks that can impact financial returns, timelines, and marketability.

The Company intends to only entitle, develop, and resell some of the properties the Company acquires. One key risk with a plan such as this is market volatility: entitlements can take months or even years to secure, and during that period, market conditions can shift dramatically. Changes in demand, interest rates, or property values can reduce buyer interest or alter the profitability of the project, especially if the entitled property no longer aligns with market needs or trends. Additionally, entitlement processes are inherently uncertain; zoning or environmental approvals can be delayed or denied, leading to increased holding costs and potential sunk costs in planning or consulting fees if the property fails to achieve the desired entitlements. Another major risk is regulatory and community opposition. Local authorities or neighborhood groups may oppose rezoning or development plans, causing costly delays or requirements to alter the project. These groups may demand concessions, such as reduced density or additional environmental protections, which can affect the property's attractiveness to buyers or developers. Moreover, if we seek to resell the entitled property without completing the project, potential buyers may hesitate due to the risk of regulatory compliance or the uncertainty of obtaining additional approvals. Overall, these risks can lead to a prolonged resale process, financial losses, and missed opportunities in more favorable markets.

If we are unable to entitle a property as intended, we may not be able to sell a property or could be forced to sell a property at a loss. In addition, we plan on developing a particular property, failing to secure the necessary entitlements for a property can lead to severe project setbacks, including substantial delays and increased costs. Without proper entitlements, construction and development plans may be halted indefinitely, which can result in higher carrying costs, such as financing, taxes, and maintenance expenses, while the property sits idle. Furthermore, we may be forced to redesign the project to meet permitted uses or zoning requirements, diminishing the property's potential and profitability. These changes can disrupt timelines, increase costs, and reduce the expected return on investment, putting financial strain on the project and potentially causing investor losses.

Inventory or available properties might not be sufficient to realize our investment goals.

We may not be successful in identifying suitable real estate properties or other assets that meet our investment criteria, or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions or investments would impair the pursuit of our business plan. Moreover, our investment strategy could involve significant risks that could inhibit our growth and negatively impact our operating results, including the following: increases in asking prices by acquisition candidates to levels beyond our financial capability or to levels that would not result in the returns required by our investment criteria; diversion of management's attention to expansion efforts; unanticipated costs and contingent or undisclosed liabilities associated with investments; and failure of the properties we invest in to achieve expected results.

Regulatory risks that can affect real estate investments include a range of factors from zoning changes to labor and employment laws.

These risks can have significant impacts on property income and expenses, ultimately influencing the overall financial health and profitability of real estate investments.

Zoning and Land Use Changes: Local governments can alter zoning laws and land use regulations, which can affect the types of developments permitted in certain areas. Changes that restrict property use or impose additional development requirements can limit a property's income potential or increase costs for compliance.

Property Tax Changes: Increases in property taxes can have a direct impact on cash flow, as higher taxes reduce net income for the Company. Property tax assessments can change due to reassessments, changes in local tax rates, or modifications in tax laws. Property owners must monitor these changes and budget accordingly, as sudden increases can strain cash flow and affect profitability.

Environmental and Health Regulations: Compliance with environmental and health regulations can lead to significant expenses, particularly if the property ever requires upgrades or remediation to meet new standards. This includes regulations related to energy efficiency, waste management, and health and safety requirements. Non-compliance can result in fines, legal fees, and costly retrofits, all of which can reduce net income and disrupt cash flow.

Mortgage Lending and Finance Regulations: Regulations affecting mortgage lending practices can influence the cost and availability of financing for real estate development projects. Changes in interest rate policies, lending criteria, and financial disclosure requirements can affect the terms of new loans or refinancing options. Higher borrowing costs or stricter lending conditions can reduce profitability and strain cash flow, particularly for leveraged properties.

Changes in Subsidies and Incentives: Government incentives, such as tax credits and subsidies for affordable housing or energy-efficient upgrades, can significantly affect cash flow. Changes or eliminations of these programs can lead to higher operational costs or reduced income, impacting the financial performance of real estate investments.

Labor and Employment Laws: Regulations related to labor and employment can affect the cost of property management and maintenance. Minimum wage increases, mandatory benefits, and changes in labor practices can increase payroll expenses. These additional costs can strain cash flow, especially for properties that rely heavily on staff for day-to-day operations.

Understanding these risks is essential for maintaining healthy cash flow in real estate operations. Real estate investors and operators need to stay informed about regulatory changes, engage in proactive planning, and consider potential impacts when making investment decisions.

The Company must comply with the Americans with Disabilities Act.

Under the Americans with Disabilities Act of 1990 (the ADA), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. A determination that a property is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. Furthermore, substantial modifications made in order to comply with the ADA may negatively affect the Company's ability to make cash distributions to its members.

Real estate construction involves various risk factors that can impact the successful completion and profitability of a project.

The Company may develop and renovate certain properties it acquires, which bring unique risks, including, but not limited to:

- Market Risk: Fluctuations in real estate market conditions can affect demand for the completed properties, leading to potential delays in sales or lower selling prices. This risk arises from various factors, including changes in economic conditions, interest rates, and local demand and supply dynamics. For developers, market risk can manifest as reduced property values, lower rental incomes, or increased vacancies. Economic downturns or shifts in market preferences can lead to decreased demand for new properties, while rising interest rates can increase the cost of financing and reduce buyers' purchasing power. Additionally, oversupply in the market can intensify competition and drive prices down. Managing market risk requires thorough market research, strategic planning, and flexibility to adapt to changing conditions.

- Financial Risk: Financial risk in real estate encompasses the potential for financial loss stemming from various sources such as cost overruns, inadequate funding, and changes in interest rates. This type of risk is critical because real estate projects often involve substantial capital investments and extended timelines. The

Company may face unexpected increases in construction costs, labor shortages, or material price hikes, which can strain budgets and delay completion. Securing financing can be challenging, especially if market conditions change unfavorably, leading to higher borrowing costs or reduced access to capital. Furthermore, fluctuations in interest rates can significantly affect the cost of loans and the overall financial feasibility of a project. Effective management of financial risk involves meticulous budgeting, securing reliable funding sources, employing fixed-price contracts where possible, and maintaining a contingency reserve to address unforeseen expenses.

- Construction and Design Risk: Construction and design risk in real estate development and improvement pertains to the potential issues and uncertainties that can arise during the planning, design, and construction phases of a project. These risks can include design flaws, construction defects, delays, and non-compliance with regulatory standards. Inadequate or erroneous architectural and engineering designs can lead to structural issues, safety hazards, and the need for costly modifications. Construction risks such as site conditions, weather disruptions, and labor disputes can cause significant delays and budget overruns. Additionally, coordination failures among contractors, subcontractors, and suppliers can further exacerbate these challenges. Effective management of construction and design risk involves thorough due diligence, hiring experienced and reputable design and construction teams, implementing robust project management practices, and conducting regular quality inspections. Moreover, adhering to building codes and regulations and maintaining clear communication channels among all stakeholders are crucial to mitigating these risks and ensuring a successful project outcome.

- Environmental and Sustainability Risk: Environmental and sustainability risk in real estate development refers to the potential challenges and financial impacts associated with environmental issues and the need for sustainable practices. These risks encompass a broad range of concerns, including compliance with environmental regulations, the impact of the project on natural resources, and the long-term sustainability of the development. The Company must consider factors such as soil contamination, water management, energy efficiency, and waste reduction. Failure to address environmental risks can lead to legal penalties, increased costs for remediation, and damage to the developer's reputation. Additionally, there is growing pressure from consumers, investors, and governments to adopt sustainable practices, such as using green building materials, incorporating renewable energy sources, and achieving certifications like LEED (Leadership in Energy and Environmental Design). Managing these risks involves conducting thorough environmental impact assessments, integrating sustainable design principles, and staying informed about evolving regulations and market expectations.

- Political and Geopolitical Risk: Political and geopolitical risk in real estate development involves the uncertainties and potential financial losses stemming from political instability, changes in government policies, and geopolitical tensions. These risks can impact developers through alterations in property laws, tax policies, and land use regulations, which can affect project viability and profitability. Political instability, such as frequent changes in government or civil unrest, can lead to unpredictable regulatory environments and delays in obtaining necessary permits and approvals. Geopolitical tensions, such as international trade disputes or conflicts, can disrupt supply chains, increase construction costs, and limit access to materials and labor. Additionally, foreign investment regulations can influence the attractiveness and feasibility of projects in different regions.

- Technology and Innovation Risk: Technology and innovation risk in real estate development pertains to the potential challenges and uncertainties associated with adopting new technologies and innovative practices. While technological advancements can lead to more efficient construction processes, enhanced building performance, and improved market competitiveness, they also introduce risks related to implementation, compatibility, and obsolescence. The Company may face difficulties integrating advanced construction techniques, smart building systems, or new materials, leading to unexpected costs and delays. Moreover, reliance on cutting-edge technology can pose cybersecurity threats, data privacy issues, and the need for continuous updates and maintenance. The fast-paced evolution of technology means that investments made today could become outdated quickly, potentially reducing the value and appeal of the development.

- Health and Safety Risks: Health and safety risk in real estate development and improvement involves the potential for accidents, injuries, and illnesses that can occur during the construction and operation phases of a project. These risks encompass a wide range of issues, from on-site hazards such as falls, machinery accidents, and exposure to harmful substances, to longer-term health impacts associated with poor indoor air quality or inadequate building maintenance. Ensuring worker safety during construction is paramount, requiring strict adherence to occupational health and safety regulations, comprehensive safety training programs, and effective risk management practices. Additionally, developers must design buildings with health and safety in mind, incorporating features like proper ventilation, fire safety systems, and accessibility standards. Failing to address health and safety risks can lead to serious consequences, including legal liabilities, project delays, increased insurance costs, and reputational damage.

Any person who supplies services or materials to the properties may have a lien against such properties securing any amounts owed to such person under state law.

Therefore, even if a contractor is paid its contract fees, if that contractor fails to pay its subcontractors or materials supplier, then such subcontractor or materials supplier who was not paid will have mechanic's lien rights against such properties. If one or more mechanic's liens does appear against the properties, their release must be obtained or the person holding such liens will have the right to foreclose. A forced sale of the properties could negatively affect returns therefrom.

The Company may experience liability for environmental issues.

Under various federal, state and local environmental and public health laws, regulations and ordinances, the Company may be required, regardless of knowledge or responsibility, to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases (including in some cases natural substances such as methane or radon gas) and may be held liable under these laws or common law to a governmental entity or to third-parties for property, personal injury or natural resources damages and for investigation and remediation costs incurred as a result of the real or suspected presence of these substances in soil or groundwater beneath the properties. These damages and costs may be substantial and may exceed the insurance coverage the Company has for such events.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the Company's investors.

Under various federal, state, and local environmental laws, ordinances, and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce or eliminate the amounts available for distribution to you.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash and the Company may not be able to liquidate the properties promptly in response to economic or other conditions, if necessary, which could affect the investors' ability to realize a return on their investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, a property could experience increases in storm intensity and rising sea-levels causing damage to our properties. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

We may experience uninsured or underinsured losses.

Our properties may be located throughout the United States, with a focus in Colorado and Texas. Depending on the location of a specific property, that geographic area may be at risk for damage to property due to certain weather-related and environmental events, including hurricanes, severe thunderstorms, wildfires, tornados, earthquakes, and flooding. To the extent possible, our Manager will attempt to acquire insurance against fire or environmental hazards. However, such insurance may not be available in all areas, nor are all hazards insurable as some may be deemed acts of God or be subject to other policy exclusions.

All decisions relating to the type, quality, and amount of insurance to be placed on each property are made exclusively by our Manager. Certain types of losses, generally of a catastrophic nature (such as hurricanes, earthquakes, and floods) may be uninsurable, not fully insured or not economically insurable. Additionally, a property may come to contain mold, which may not be covered by insurance and has been linked to health issues. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full prevailing market value or prevailing replacement cost of each property. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it unfeasible to use insurance proceeds to replace a property after the property has been damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore that property.

Recently, the cost of certain types of extraordinary insurance coverage for such things as hurricanes, floods and earthquake has risen substantially. These types of losses are not generally covered in a standard hazard and liability insurance policy. In certain locations, this type of insurance may be unavailable or cost prohibitive. The Company may proceed without insurance coverage for certain extraordinary risks if it cannot secure an appropriate policy or if our Manager believes that the cost of the policy is too high with respect to the risks to be insured.

Furthermore, an insurance company may deny coverage for certain claims, and/or determine that the value of the claim is less than the cost to restore a property, and a lawsuit could have to be initiated to force them to provide coverage, resulting in further losses in income to the Company.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors' investments.

The Company intends to incur debt to acquire, develop, and improve the properties. While investors will not be personally liable for these obligations, and our Manager may issue personal guarantees that these obligations will be repaid, the Company is ultimately responsible for paying off these debts. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors' investments.

The properties may be subject to foreclosure if a default under any mortgage loan occurs.

Any mortgage loan secured by the properties will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The properties or a portion of the properties could become subject to eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the properties and any returns therefrom. This could occur due to reasons including but not limited to structural issues, health hazards, fire hazards, utility failures, and/or code violations.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the properties.

The Company's ability to sell the properties as intended may be adversely affected by such regulations, which could affect returns therefrom.

The failure of a property to be sold at a profit would most likely preclude our investors from realizing an attractive return on their interest ownership.

There is no assurance the properties will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, which are beyond our control. We cannot predict whether we will be able to sell the properties for a certain price, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find willing purchasers.

The Company may experience liability for alleged or actual harm to third parties and costs of litigation.

Owning the properties subjects the Company to the risk of lawsuits filed by customers, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time-consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and our Manager may be delayed or prevented from implementing the business plan of the Company.

Due diligence may not uncover all material facts.

We will endeavor to obtain and verify material facts regarding the properties; however, it is possible that we will not discover certain material facts about the properties.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), and none of our Manager are or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and our Manager have taken the position that the properties are not a "security" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus our Manager will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or our Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Conflicts may exist among our Manager and his employees or affiliates.

Our Manager will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Manager and not the Company. Our Manager may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Company, our Manager and its affiliates will try to balance our interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Conflicts may exist between service providers, the Company, our Manager and their affiliates.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this Offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Series Interests.

Investors have no voting rights.

Only Series Members holding Class B Series Interests have voting rights in the Company. Our Manager holds all the voting rights in the Company. Investors who acquire Class A Series Interests in this Offering will have no ability to influence the governance of the Company.

Our Manager cannot be removed.

The Manager of the Company cannot be removed by investors.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company has not requested an IRS ruling as to its partnership tax status.

Partnerships are generally pass-through entities for tax purposes, meaning that the income and deductions pass through to the individual partners rather than being taxed at the entity level. If the Company's tax status as a partnership is reclassified as a corporation by the IRS, it can have several implications and risks for both the Company and its members including, but not limited to, the following:

- Double Taxation: Corporations are subject to double taxation, meaning that the corporate income is taxed at the entity level, and then any distributions or dividends to shareholders are taxed again at the individual level. This is different from partnerships, which are pass-through entities, and income is only taxed at the individual partner level.

- Loss of Pass-Through Benefits: Partnerships enjoy pass-through taxation, where profits and losses flow through to the individual partners. If reclassified as a corporation, the entity loses this pass-through treatment, and income is taxed at both the corporate and individual levels.

- Change in Tax Rates: Corporate tax rates may be different from individual tax rates. Reclassification could result in partners facing higher or lower tax rates on their share of the income.

- Additional Compliance Requirements: Corporations have different reporting and compliance requirements than partnerships. This includes filing corporate tax returns and adhering to corporate governance and regulatory standards.

- Changes in Deductibility: Some deductions and credits available to partnerships may not be available to corporations, and vice versa. The reclassification could impact the ability to claim certain tax benefits.

- Impact on Members' Basis: The tax basis of a partner's interest in the partnership affects the taxation of distributions and sales of partnership interests. Reclassification may alter the members' basis calculations.

The Company may be required to comply with the Corporate Transparency Act ("CTA") and may be subject to civil and criminal penalties if it fails to do so. The Corporate Transparency Act (CTA), requires certain entities, including the Company, to report beneficial ownership information to the Financial Crimes Enforcement Network (FinCEN).

This includes details about individuals who directly or indirectly own or exercise substantial control over the entity. The CTA provides for both civil and criminal penalties (up to $10,000- and two-years' imprisonment) if the reporting company willfully provides false information, fails to provide complete information, or fails to update information. While the constitutionality of the act is currently being litigated in court, the Manager and the Company are entities obligated to report under the CTA and failure to adhere to the CTA's requirements may pose a substantial risk to the Company if the CTA is ultimately upheld.

Under the CTA, the Company must report the legal name, date of birth, residential address, and an identification number (from a driver's license, passport, or other approved document) for each Beneficial Owner and Company Applicant. Additionally, the Company is required to provide an image of the document containing the identification number. Any Individual who becomes a "Beneficial Owner" of the Company, as defined in the CTA (including any individual who owns/controls at least 25% of the Company, who serves as a Company officer, or who exercises substantial control over the Company operations), will be required to provide certain personal identifying information to the Company, which will then report that information to FINCEN. In cases of non-compliance, the Company could face financial penalties, which may negatively impact its financial standing and ability to carry out its business plan.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been reviewed or audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

We are relying upon an exemption from registration under Regulation CF.

Compliance with securities exemptions is highly technical, and if we were found to be not in compliance with the exemption, it is possible that an investor could seek rescission of their investment, and such investor would succeed. A similar situation prevails under state law in those states where Shares may be offered without registration. If a number of investors were to be successful in seeking rescission, the Company would face severe financial demands that could adversely affect the Company and, thus, the non-rescinding investors. Inasmuch as the basis for relying on exemptions is factual, depending on the Company's conduct and the conduct of persons contacting prospective investors and making the Offering, the Company will not receive a legal opinion to the effect that this Offering is exempt from registration under any federal or state law. Instead, the Company will rely on the operative facts as documented as the Company's basis for such exemption.

Although the Company will generally invest the net proceeds of the Offering into purchasing, developing, improving, and repositioning the properties, our Manager has broad discretion in how to utilize them.

Our Manager will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

We may experience investment delays.

There may be a delay between the time an investor's subscription is accepted by the Company and the time the proceeds of this offering are deployed. During these periods, the Company may invest these proceeds in short-term certificates of deposit, money-market funds, or other liquid assets with FDIC-insured and/or NCUA-insured banking institutions, which will not yield a return as high as if deployed towards real estate.

Investment in the Company involves certain tax and ERISA risks of which investors should be aware.

An investment in the Company involves certain tax risks of general application to all investors and certain other risks specifically applicable to Keogh accounts, Individual Retirement Accounts, and other tax-exempt investors. Such investors should consult their tax advisors prior to investing in the Company.

The Company will either rely on the exemption for insignificant participation by benefit plan investors or the real estate operating company exemption under ERISA.

The Plan Assets Regulation of the Employee Retirement Income Security Act of 1974 ("ERISA") provides that the assets of an entity will not be deemed to be the assets of a benefits plan if equity participation in the entity by benefit plan investors, including benefit plans, is not significant. The Plan Assets Regulation provides that equity participation in the entity by benefit plan investors is "significant" if, at any time, twenty-five percent (25%) or more of the value of any class of equity interest is held by benefit plan investors. If we rely on this exemption, we will not accept investments from benefit plan investments of twenty-five percent (25%) or more of the value of any class of equity interest. If repurchases of units reach twenty-five percent (25%), we may repurchase units of benefit plan investors without their consent until we are under such twenty-five percent (25%) limit. Alternatively, we may rely on the real estate operating exemption. Generally, to qualify for the real estate operating company exemption a Company must (i) have at least 50% of its assets (valued at cost) invested in real estate as of the date of its first long-term investment and on at least one day during each annual valuation period that follows, (ii) which is managed or developed and with respect to which such company has the right to substantially participate directly in the management or development activities.

Potential breach of the security measures of our investment platform could have a material adverse effect on the Company.

The highly automated nature of the investment platform through which potential investors acquire Series Interests may make it an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we intend to take commercially reasonable measures to protect our confidential information and maintain appropriate cybersecurity, the security measures of the investment platform, the Company, our Manager or our service providers could be breached. Any accidental or willful security breaches or other unauthorized access could cause confidential information to be stolen and used for criminal purposes or have other harmful effects. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Series Interests may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Series Interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This Offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this Offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired.

The Company is relying on other financing sources outside of this Offering to fully fund the project.

The funds raised in this Offering will be insufficient to accomplish he Company's business plan. The Company intends to raise funds from other sources and to obtain debt financing. If insufficient funds are raised, the Company may be required to seek alternative financing. Failure to do so could result in a failure to fully fund the projects and a potential loss for investors.

The Target Offering Amount is insufficient to fund the Company's planned business operations.

The Target Offering Amount is set at $500,000.00. While the Company may not need to raise the maximum raise amount to operate, the Company must raise more than the Target Offering Amount to sufficiently capitalize the Company in order to be able to operate as planned.

Besides assisting with various operational aspects of the Company and its business plan, the Company may have its Manager, officers, and employees assist with capital raising activities and they intend to meet the non-exclusive safe harbor for exemption from the broker-deal licensing requirements through the "issuer exemption" under Section 3a4-1 of the Securities Exchange Act of 1934Section 3a4-1 of the Securities Exchange Act of 1934.

If it is found that they do not meet the requirements of the non-exclusive safe harbor and are otherwise considered acting as unlicensed broker-dealers, the Company and these members could be subject to fines and other penalties and the Company could be forced to offer its investors a right of recission and a return of their investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

The Subscription Agreement has a forum selection provision that requires disputes to be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors waive the right to a trial by jury.

When investing with the Company and signing the Subscription Agreement, in any dispute with the Company, investors agree to waive the right to trial by jury. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator or a judge in a "bench trial" rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. A judge may be more neutral but also more focused on strict legal interpretations. In addition, judges may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Judges often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions. With a judge trial, appeals often focus more on errors of law rather than factual determinations, making it harder to contest certain aspects of the verdict. This waiver may not apply to claims under the Securities Act or the Exchange Act.

Risks Related to the Securities

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $1,000.00 per Interest price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Securities at the $1,000.00 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Series Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this Offering may be significantly diluted as a consequence of other equity financings.

The Company's equity securities will be subject to dilution via the sale of Series Interests and through the sale of additional classes of Series Interests in the Company. In addition, the Company could create and sale membership interests which may have priority over the securities offered in this Offering. The number of such securities that will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an Investor's economic interests in the Company. The Company is conducting an offering concurrent with this Offering, which securities will have preferential distributions and will have the effect of diluting investors in this Offering.

The purchase prices for the Series Interests have been arbitrarily determined.

The purchase price for the Series Interests for this Offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their value, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Series Interests are being offered, the Series Interests may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Operating Agreement that prohibit transfers unless approved by our Manager, in their sole discretion, and the transferee and transferor have met other conditions established by our Operating Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from the sale of the properties will be different than the returns anticipated by our Manager and/or that these returns may not be realized in the timeframe projected by our Manager, if at all.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

We are offering a Target offering Amount of $500,000.00, and a Maximum Offering Amount up to $5,000,000.00 of Series Interests in $1,000.00 increments. The minimum investment amount is $5,000.00 to acquire Class A Series Interests, unless waived by the Company on a case-by-case basis. We must raise an amount equal to or greater than the Target Offering Amount by May 6, 2026. Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary and Escrow

In order to purchase the Securities, you must complete the purchase process through our Intermediary, Crowdfund My Deal, LLC. All committed funds will be held in escrow with Luminate Bank until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Crowdfund My Deal, LLC, our Intermediary, will receive the following commissions and fees for acting as Intermediary:

- $1,500 onboarding fee
- 2% of the proceeds raised in this Offering
- $299 monthly technology fee

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount.

Sources of Capital[1]		Amount if Maximum Offering Amount Raised	%	Amount if Target Offering Amount Raised	%
Gross Raise Proceeds[2]	$	5,000,000.00	100.00% $	500,000.00	100.00%
Total	$	**5,000,000.00**	**100.00% $**	**500,000.00**	**100.00%**
Use of Proceeds[3]					
Offering Costs[4]	$	10,000.00	0.2% $	10,000.00	2.00%
Intermediary Fees[5]	$	101,500.00	2.03% $	11,500.00	2.30%
Property acquisition/improvement	$	4,638,500.00	92.77% $	454,575	90.92
Working Capital/Operating Reserves[5]	$	250,000.00	5.00% $	23,925	4.79%
Total	$	**5,000,000.00**	**100.00% $**	**500,000.00**	**100.00%**

(1) The Company has not raised this full amount and may not be successful in raising it. If it is unable to do so the Company may be forced to seek other financing options or may be unable to operate as expected and may not be able to execute its business plan.

(2) The Maximum Offering Amount is based on the sale of 5,000 Series Interests pursuant to this Offering.

(3) The Manager and/or his affiliates have advanced approximately $15,999 to pay for offering and other expenses, which will be repaid with proceeds from this Offering.

(4) Such expenses may include legal expenses, accounting and audit fees, fees payable to third party service providers such as our EDGAR processor and transfer agent, travel, and investor relations.

(5) The Company will pay a one-time onboarding fee of $1,500 and 2% of all capital raised in this Offering to its Intermediary. It will also pay a $299 monthly technology fee during the Offering which is not included in the table above.

(6) The Company does not believe it will need to raise the Maximum Offering Amount in order to purchase the Property and execute its business plan. However, the Company may choose to raise capital, in its discretion, up to the Maximum Offering Amount and set aside such funds as additional reserves.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Series Interests by completing the subscription process hosted by Crowdfund My Deal, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

     i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

     ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

     iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments but not been accepted as members of the Company. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the offering prior to the Offering Deadline, the Company may conduct a closing of the offering early, *provided* the early closing date must be at least twenty-one (21) days from the time the offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Series Interests have been sold or the Offering Deadline. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five business days prior to such closing (absent a material change that would require an extension of the offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date.

Investor funds will be held in escrow with Luminate Bank until released to the Company following a closing. The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Company will return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's members are governed by the Operating Agreement. Any undefined capitalized terms in this section shall have the meaning set forth in the Company's Operating Agreement. Investors should carefully read the Operating Agreement for Parent Company, attached as Exhibit C and the Series Designation for the Company attached as Exhibit D.

Capital Structure

The Company is authorized to issue Class A and Class B, Series Interests. The Company is authorized to issue as many Series Interests as needed to fund its operations, as determined in the sole discretion of the Manager.

Distributions

General

Distributions of Distributable Cash (defined below) will be made in accordance with the terms of the Series Designation. The Manager will endeavor to make distributions on a quarterly basis, subject to available Distributable Cash, but the timing of distributions is ultimately subject to the Manager's sole discretion.

Distributable Cash means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

Distributable Cash shall be prorated for any time period for which distributions are being made in which Series Members were not members of the Company for the entire period of time.

Tax Distributions

In the event that the Company recognizes net gain or income for any taxable year, the Company shall, in the Manager's sole discretion, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under Section 1 of the Internal Revenue Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to Section 4.2. If any Member receives a smaller or larger distribution pursuant to this section than they would have received had the same aggregate amount been distributed pursuant to Section 4.2, then subsequent distributions shall be adjusted accordingly

Distributions

Distributable Cash received from as a result of the Company's operations will be distributed as follows:

(i)   Distributable Cash will be distributed pro rata, according to the Series Members' Series Percentage Interests.

Subject to any Approved Withdrawal (defined below), Distributable Cash resulting from a Capital Transaction or liquidation of the Company will be distributed as follows below. The Manager may exclude and reinvest any Investor Capital being returned as Distributable Cash due to a Capital Transaction.

(i)   First, the Series Members will ratably receive a return of all their unreturned capital contributions.

(ii) Thereafter, any remaining Distributable Cash will be distributed pro rata, according to the Series Members' Series Percentage Interests.

Approved Withdrawal

At least fourteen (14) days prior to making a distribution related to a Capital Transaction, the Manager will be required to give written notice of such distribution to all Series Members who have held their Series Interests for at least one year (a "Distribution Notice"). Upon receiving a Distribution Notice, Series Members who wish to exit the Company and have their Series Interests terminated (a "Withdrawal"), may submit written notice of their election in writing to the Manager within ten (10) days of receipt of the Distribution Notice (the "Withdrawal Request").

Prior to making the distribution, the Manager will provide written notice to all Series Members who submitted a Withdrawal Request either approving or denying the requests, which will include the expected amount each withdrawing Series Member (a "Withdrawing Members") may expect to receive upon their withdrawal (as described below). Withdrawals will be limited by the Company to twenty percent (20%) of the Company's Class A Series Interests per calendar year. To prevent a Withdrawal from potentially harming the remaining Series Members of the Company, the Manager shall not approve any Withdrawals during any period in which the Series Interest price paid by the Series Members exceeds the net asset value of the Company, as calculated by the Manager. If any Withdrawal Requests are approved by the Manager, in its sole discretion (a "Approved Withdrawal"), they will be fulfilled for such Withdrawing Members on a first come first served basis prior to the Manager making any distribution. In order for a Withdrawal to be approved and completed, the Company must be able to return to the Series Member all unreturned capital contributions. If the Company does not have sufficient cash available to fulfill all Withdrawals, any Withdrawals which cannot be fulfilled will be denied.

In the case of any Approved Withdrawal, the Company will distribute Distributable Cash resulting from a Capital Transaction as follows:

(i)   First, to Withdrawing Members a return of all their unreturned capital contributions.

(ii)   Second, ratably to non-withdrawing Series Members a return of any remaining Distributable Cash attributable to Investor Capital, which is the subject of the Capital Transaction, less any amount the Manager elects to reinvest.

(iii)   Third, ratably to all Series Members, any remaining Distributable Cash attributable to any profit earned from the Capital Transaction, with such distribution not being treated as a return of Series Members capital contributions.

<u>There is no guarantee that Withdrawing Members will receive anything other than their unreturned capital contributions upon a Withdrawal.</u>

Other then as provided above, no Series Member shall have the right to withdraw from the Series or to receive a return of any of its capital contributions to the Series until the Series is terminated and its affairs wound up, according to the Act and the Operating Agreement, unless otherwise permitted by the Manager. Pursuant to the Series Designation, the Manager may, in its sole discretion, approve, suspend, or terminate this and other withdrawal and redemption plans in its sole discretion.

Allocations

After giving effect to the special allocations set forth in Section 11.2 and 11.3 of the Operating Agreement, net profits and net losses shall be allocated and credited to the Series Members' respective capital accounts in proportion to the respective Series Interests.

Reimbursement of Expenses and Professional Services

The Manager or his affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or his affiliates in connection with the Company's operations, including any legal, financial and tax reporting, and accounting costs, and any advances relating to the Company assets including design professional services, which may be paid from capital contributions, operating revenue, or reserves. The Manager may also reimburse Series Members of the Company for such expenses incurred by them in connection with the Company's operations, as decided in the Manager's sole discretion. In addition, the Manager or his affiliates will be reimbursed the fair value for provision of services to the Company at reasonable commercial rates on either an hourly or per-service basis. The Manager is a licensed real estate agent in Colorado and intends to take a real estate commission on the purchase or sale of any properties acquired within the state. The compensation will be set at market rates for the area as determined in the discretion of the Manager.

Voting and Control/Minority Investors

Only Series Members holding Class B Series Interests have voting rights in the Company. Our Manager holds all the voting rights in the Company. Investors who acquire Class A Series Interests in this Offering will have no ability to influence the governance of the Company. Our Manager manages all the business and affairs of the Company and has full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager deems to be reasonably required to accomplish the business and objectives of the Company.

Corporate Actions

Additional issuances of securities. Following your investment in the Company, the Company may sell interests to additional investors, which could dilute the percentage interest of the Investor in the Company. Investors will not have the opportunity to increase their investment in the Company in such a transaction. The inability of investors to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investors' interest in the Company.

Issuer repurchases of securities. The Company does not currently have a redemption policy.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company with limited voting rights, investors will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Manager. Thus, investors will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the investors' investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the investors, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest. See the section entitled "Related Party Transaction" for more details.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company may make equity issuances outside of this Offering, which would dilute investors. Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company decides to issue more Series Interests, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per Interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this offering arbitrarily. The price of the Series Interests in the Company may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities The Series Designation incorporates the transfer provisions of the Operating Agreement (attached as Exhibit C), which contains significant restrictions on transfer that apply to the Series Interests of the Company. A transferring member may not voluntarily sell, transfer, encumber, assign, or otherwise dispose of any of their Series Interests without first offering to sell the Series Interests to the Company and the Series Members.

The transferring member must provide a written offer stating the exact Series Interests to be purchased, the amount of the purchase price, the terms of the purchase, and the qualifications of the proposed transferee, if any. The Company will have 30 days to purchase the Series Interests on these terms, in the discretion of the Manager. If the Company does not elect to purchase the Series Interests within the prescribed time period, thereafter, after receiving notice of the offer from the Manager, the Series Members will have 30 days to provide notice to the Manager of their desire to acquire all or part of the offered Series Interest. If the Company receives notice from Series Members electing to purchase in the aggregate more than the offered Series Interests, each Series Member will have priority, up to the amount of the Series Interests specified in their notice, to purchase such proportion of the offered Series Interests as their Series Interests bears to the total Series Interests of the Company held by Series Members electing to purchase the offered Series Interests. If any Series Member elects to purchase the offered Series Interests, the Manager will notify each purchasing Series Member of the portion of the total offered Series Interest which they will be permitted to purchase within 14 days of the option period. Such Series Members shall be required to meet the terms and conditions of the purchase within 21 days after receipt of the notification. If the Company and the Series Members do not exercise the right of first refusal as to the entire offered Series Interest on the terms described in the notice to the Manager, the transferring Series Member may consummate the transaction with the proposed transferee on the terms specified, provided that if such transaction is not consummated within 60 days of the expiration of the right of first refusal of both the Company and the Series Members, the right of first refusal shall revive.

In addition, no transfer shall be recognized unless the following conditions are satisfied:

- The transfer shall not of itself cause the Company to be in default under any indebtedness of the Company;

- The transfer shall not violate any federal or state securities law;

- The transferring member shall deliver to the Company a fully executed written agreement of assignment that sets forth the name, address, and taxpayer identification number of the transferee, and the terms of such transfer, provided such terms shall not conflict with any provision of the Series Designation or Operating Agreement; and

- If any Series Member is a closely held corporation, or is an unincorporated association or partnership, the transfer, assignment or hypothecation of any stock or interest in such corporation, association or partnership in the aggregate in excess of 50% shall be deemed an assignment or transfer within the meaning of the Series Designation and Agreement, except as provided in Section 14.5 of the Agreement.

A Series Member may transfer all or part of its Series Interests in the Company, without complying with the right of first refusal, to:

- The Company;

- Any other existing Series Member; and

- To a revocable living trust for the benefit of the Series Member to the extent permitted by local law; provided that the trustee shall hold such Series Interest subject to the terms of the Series Designation and Operating Agreement.

Furthermore, as our Series Interests are not registered under the Securities Act, transfers of our interests may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our interests, and none is likely to develop in the future.

Reimbursements

The Company will reimburse our Manager, or his affiliates, reasonable expenses paid or incurred in connection with the Company's operations, including its offerings. In addition, our Manager or his affiliates will be reimbursed the fair value for the provision of additional services to the Company or the Company at reasonable commercial rates on either an hourly or per-service basis.

Manager Removal

Investors will have no power to remove the Manager. The Manager may only be removed by Series Members holding Class B Series Interests.

Additional Capital Contributions

The Company may not require additional capital contributions from its Series Members.

Transfer Agent and Registrar

We have not engaged a transfer agent and all Securities will be issued in book entry format on the books and records of the Company. Investors must rely on our Manager to properly record their Interest purchases, and future equity issuances.

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements for the Company are attached as Exhibit E.

Operations, Liquidity and Capital Resources

The Company was formed in Delaware on January 26, 2016. The Company is in its development stage. As of December 31, 2024 the Company had $1,300 cash or assets on its balance sheet. It had total liabilities in the amount of 11,080 from various start-up costs paid by the Manager on behalf of the Company.

The Company recently formed its business plan and prepared for this Offering. The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company will have limited liquidity as it intends to invest in the improvement of real estate. The Company will likely be unable to quickly liquidate the property, if necessary.

The Company's goal for the next 12 months will be to start acquiring and improving properties. The number of properties it will acquire will depend on the amount of proceeds raised through this Offering within the next year.

Trends and Uncertainties

The Company has a limited operating history and no historical operating data for trend analysis. Nonetheless, the Company's business is subject to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Events including, but not limited to, recession; inflation; downturn or otherwise; government regulations and political policies; travel restrictions; changes in the real estate market; and interest-rate fluctuations could have a material adverse effect on the Company's financial condition and the results of its operations. For a more detailed review of the risks and uncertainties affecting the Company and Company, see "Risk Factors" above.


**TRANSACTIONS WITH RELATED PERSONS
AND CONFLICTS OF INTEREST**


Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Manager has been issued Class B Series Interests in the Company and is therefore a Series Member of the Company as a result thereof. In addition, the Manager has advanced approximately $15,999 for business start-up costs and offering costs.

Conflicts of Interest

The proposed method of operation of the Company creates certain inherent conflicts of interest among the Company, our Manager, the members, and their Affiliates. Our Manager, the members, and their affiliates may act, and are acting, as managers of other limited liability companies, as general partners of partnerships, or in a managerial capacity in other businesses. our Manager and his affiliates have existing responsibilities and, in the future, may have additional responsibilities to provide management and services to a number of other entities. Prospective Investors should carefully consider these important conflicts of interest and those described with the risk factors before investing in the Company. Additional conflicts of interest may be, but are not limited to, the following:

Our Manager is a licensed real estate agent in Colorado and will charge and earn compensation on the acquisition and sale of real property acquired or sold by the Company in the state of Colorado. While he intends to charge market rates for such April XX, they will not be negotiated at arm's length.

While the Company does not currently intend to, it may sell or purchase properties from the Manager or its affiliates. Any such transactions will be valued by the Manager using Broker Price Opinion using comparable market sales and transfers, or other industry matrices. While it is the intent of the Company that such transactions are valued at market rate, it is possible the Company could receive better pricing if it transacted with an unrelated third party instead of the Manager or its affiliates.

Our Manager and his affiliates may be involved with similar investments or businesses. our Manager and his affiliates may act as manager or be a member in other business entities engaged in making similar investments to those contemplated to be made by the Company. our Manager and its affiliates who will raise investment funds for the Company may act in the same capacity for other investors, companies, partnerships, or entities that may compete with the Company or the Company. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

Our Manager, certain members, and their affiliates will receive compensation from the Company. Payments to our Manager, the members, and their affiliates for services rendered to the Company or the Company have not been and will not be determined by arm's length negotiations. Additionally, the existence of our Manager's Series Interests in distributions may create an incentive for our Manager to make more risky business decisions than he would otherwise make in the absence of such carried interest.

Our Manager and his affiliates may not have had the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to our Manager and certain of his affiliates, and it is anticipated that such multiple representation may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

MATERIAL TAX CONSIDERATIONS

The potential Investor should be aware of the material Federal and State income tax aspects of an investment in the Series Interests. Investors should consult with their tax professional to determine the effects of the tax treatment of Series Interests with respect to their individual situation. No information contained herein, nor in any prior, contemporaneous, or subsequent communication should be construed by a prospective Investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, Investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be "written advice," as defined in Circular 230 published by the U.S. Treasury Department.

Reporting Status of the Company

The Company will elect to be treated as a partnership for Federal and State income tax purposes. By maintaining partnership tax status, the Company will not report income or loss at the Company level but will report to each member their pro rata share of profits and losses from operations and disposition. This process will make the Company a pass-through entity for tax purposes.

Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not generally a taxable entity. A member will be required to report on their federal tax return their distributable share of partnership profit, loss, gain, deductions, or credits. cash distributions may or may not be taxable, depending on whether such cash distribution is being treated as a return of capital or a return on investment. Tax treatment of the cash distributions will be treated according to appropriate tax accounting procedure as determined by the Company's tax advisor.

Basis of the Company

An original tax basis will be established for the Company. The tax basis of the Company will be adjusted during the operations of the Company under applicable partnership tax principles.

Basis of a Member

A member will establish their original tax basis based on the amount of their initial capital contribution. Each member's tax basis will be adjusted during operations of the Company by principles of subchapter K of the Internal Revenue Code. A member may deduct, subject to other tax regulations and provisions, their share of Company losses only to the extent of the adjusted basis of their interest in the Company. Members should seek qualified tax advice regarding the deductibility of any Company losses.

Cost Recovery and Recapture

Our Manager may apply the current cost recovery rules to the improved portion of any real property according to the relevant Internal Revenue Code sections, namely: straight-line, using a 27.5-year useful life for residential property and thirty-nine (39) years for non-residential property. our Manager may elect to use the cost segregation method of depreciation for any personal property associated with real property it acquires on behalf of the Company.

The annual cost recovery deductions that must be taken by the Company will be allocated to the members based on their Series Interests in the Company. The cost recovery deductions will be available to the members to shelter the principal reduction portion of the debt service payments and part of the cash flow distributed by the Company.

According to the current tax code, cost recovery deductions taken during operations may be required to be reported on the sale of the Company assets and may be taxed at a twenty-five percent (25%) marginal rate, not the more favorable long-term capital gains rates.

Deductibility of Prepaid and Other Expenses

The Company will incur expenditures for legal fees in association with the set-up of the Company. These expenditures will be capitalized and will be deducted on dissolution of the Company based on current tax law.

The Company will incur expenditures for professional fees associated with the preparation and filing of the annual income tax and informational return and the preparation of Schedule K-1 reports to be distributed to the members. These expenditures will be deducted on an annual basis. All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

Taxable Gain

Members may receive taxable income from Company operations, from the sale or other disposition of a member's Series Interests, from disposition of the Company assets, or from phantom income. Presently, the maximum Federal tax rate on cost recovery recapture is twenty-five percent (25%). The balance of the taxable gain will be taxed at the capital gain tax rate in effect at that time. Investors should check with their tax professional for information as to what capital gains tax rate applies to them.

From Operations

Our Manager is projecting that there will be taxable income to distribute to the members on the Schedule K-1 report provided to each member annually.

From Disposition, Dissolution and Termination

On disposition of the Company assets or on dissolution and termination of the Company, which will likely be caused by the sale of the Company assets, the members may be allocated taxable income that may be treated as ordinary income or capital gain.

In addition, the members may receive an adjustment in their capital account(s) that will either increase or decrease the capital gain to be reported. The Agreement describes the operation of capital accounts for the Company and the members.

From Sale or Other Disposition of a Member's Series Interests

A member may be unable to sell their Series Interests in the Company, as there may be no market. If there is a market, it is possible that the price received will be less than the market value. It is possible that the taxes payable on any sale may exceed the cash received on the sale.

Upon the sale of a member's Series Interests, the member will report taxable gain to the extent that the sale price of the Interest exceeds the member's adjusted tax basis. A portion of taxable gain may be reported as a recapture of the cost recovery deduction allocated to the member and will be taxed at the cost recovery tax rate in effect at that time. members should seek advice from their qualified tax professional in the event of the sale of the member's Interest.

Phantom Income

It may occur that in any year the members will receive an allocation of taxable income and not receive any cash distributions. This event is called receiving phantom income as the member has taxable income to report but receives no cash. In this event, the members may owe tax on the reportable income, which the member will need to pay out of pocket.

Unrelated Business Income Tax (UBIT)

An Investor who is tax exempt (such as a charitable organization), or who acquires Series Interests through a tax-exempt vehicle (such as an Individual Retirement Account) may be subject to Unrelated Business Income Tax (UBIT). our Manager recommends that Investors contact their qualified tax advisor to determine how/whether the application of UBIT may apply to them.

Audits

Election Out of Bipartisan Budget Act Audit Rules

Effective for partnership returns for tax years beginning on or after January 1, 2018, partnerships will be subject to the audit rules of sections 6221 through 6241 of the Internal Revenue Code, as amended by Bipartisan Budget Act of 2015 (BBA). Under the previous rules, partnership audits (subject to certain exceptions for small partnerships) were conducted at the partnership level, through interaction with a Tax Matters Partner (TMP) authorized to bind all partners (subject to participation in some instances by Notice Partners). Tax adjustments were made at the partnership level, but the adjustments would flow through to the partners who were partners during the year(s) under audit. Collection would then occur at the partner level.

Under the BBA audit rules, the IRS will assess and collect tax deficiencies directly from the partnership at the entity level. Generally, the tax is imposed on and paid by the partnership in the current year, calculated at the highest individual rate. The result is that the underlying tax burden of the underpayment may be shifted from the partners who were partners during the year(s) under audit to current partners.

In addition, the positions of TMP and Notice Partners have been eliminated and replaced with a Partnership Representative, which must be designated annually on the partnership's timely filed return. The Partnership

Representative has the sole authority to act on behalf of the partnership and the partners in an audit, and those powers cannot be limited.

A partnership may elect out of the BBA audit rules if certain conditions are met. In order to elect out, the partnership must issue 100 or fewer K-1s each year with respect to its partners. Moreover, each partner must be either an individual, a C corporation, a foreign entity that would be treated as a C corporation if it were domestic, an S corporation, or the estate of a deceased partner. Thus, a partnership is ineligible to elect out if any partner is a trust (including a grantor trust), a partnership, or a disregarded entity, such as an LLC where the social security number of the individual member is used for income tax reporting purposes. The election must be made annually on the partnership's timely filed return and must include a disclosure of the name and taxpayer identification number of each partner. In the case of a partner that is an S corporation, each K-1 issued by the S corporation partner counts toward the limit of 100 K-1s. The partnership must notify each partner of the election .

It is the intent of the Company to elect out of the BBA audit rules, if possible. By electing out of the BBA audit rules, the Company will be subject to audit procedures similar to the TEFRA and pre-TEFRA rules, but the IRS will be required to assess and collect any tax that may result from the adjustments at the individual partner level. However, this opt-out provision likely will not be available to the Company based on the tax classification of the members.

Members will be required timely to furnish the Company with the information necessary to make the annual election, and the Company will be authorized to provide such information to the IRS.

Push Out Election (Audit)

The "push out" election of Internal Revenue Code section 6226 provides an alternative to the general rule that the partnership must pay any tax resulting from an adjustment made by the IRS. Under section 6226, a partnership may elect to have its reviewed year partners consider the adjustments made by the IRS and pay any tax due as a result of those adjustments. The partnership must make the "push out" election no later than 45 days after the date of the notice of final partnership adjustment and must furnish the Secretary and each partner for the reviewed year a statement of the partner's share of the adjustment.

If the Company fails to make a valid election out of the BBA audit rules or is otherwise disqualified from electing out of their application, the Company intends to elect the application of the "push out" procedures. In the event of a push out, a former member may owe additional tax if they were a member during the reviewed year.

RETIREMENT TRUSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective member that is an employee benefit plan or trust (an "ERISA Plan") within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), or an individual retirement account ("IRA") or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan's portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan's purposes, (ii) an examination of the risk and return factors, (iii) the portfolio's composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan's objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their interests in the Company.

If the assets of the Company were regarded as "plan assets" of an ERISA Plan, an IRA, or a Keogh Plan, our Manager would be a "fiduciary" (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with "parties in interest" and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the "Plan Regulations") provides that when a Plan invests in another entity, the Plan's assets include both the equity interest and an undivided interest in the Property, unless it is established that, among other exceptions, the equity participation in the entity by "benefit plan investors" is not "significant." The Pension Protection Act of 2006 amended the definition of "benefit plan investors" to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is "significant" on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intends to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be "significant" within the meaning of the Plan Regulations. Therefore, it is not expected that the Company assets will constitute "plan assets" of plans that acquire interests.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than twenty-five percent (25%) of the value of the members' Series Interests so that equity participation of benefit plan investors will not be considered "significant." The Company reserves the right, however, to waive the twenty-five percent (25%) limitation. In such an event, the Company would expect to seek exemption from application of "plan asset" requirements under the real estate operating company exemption.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

<center>**ADDITIONAL INFORMATION**</center>

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found at realestatereserve.crowdfundmydeal.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: realestatereserve.crowdfundmydeal.com.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Parent Company's Certificate of Formation
Exhibit C	Parent Company's Operating Agreement
Exhibit D	Company's Amended and Restated Series Designation
Exhibit E	Form of Subscription Agreement
Exhibit F	Audited Financial Statements
Exhibit G	Intermediary Agreement